Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Three months ended March 31, 2007 and 2006

(unaudited)

NORTHERN ORION RESOURCES INC.

Consolidated Balance Sheets

(unaudited)

(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2007	2006
ASSETS

Cash and cash equivalents	$ 230,005	$ 178,956
Marketable securities (Note 4)	980	54
Prepaid expenses	502	144
Other receivables	581	713
	232,068	179,867

RESTRICTED CASH (Note 3)	250	360
EQUIPMENT (net of accumulated depreciation)	206	208
MINERAL PROPERTY INTERESTS (Note 5)	116,514	110,951
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 6)	86,523	128,914
	$ 435,561	$ 420,300

LIABILITIES

Accounts payable and accrued liabilities	$ 3,252	$ 3,106

ROYALTY AND NET PROCEEDS INTEREST PAYABLE	12,946	12,826
ASSET RETIREMENT OBLIGATION	1,178	1,155
FUTURE INCOME TAXES	23,225	23,010
	40,601	40,097

SHAREHOLDERS’ EQUITY
Share capital	294,078	288,683
Authorized:
700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value
Issued and outstanding:
153,972,179 (December 31, 2006 – 152,531,086) common shares
Warrants (Note 7(a))	11,329	11,925
Contributed surplus	11,941	12,434
Retained earnings	80,600	71,075
Accumulated other comprehensive income (Note 2)	(2,988)	(3,914)
	394,960	380,203
	$ 435,561	$ 420,300

CONTINGENCIES (Note 9)

COMMITMENTS (Note 10)

SUBSEQUENT EVENT (Note 11)

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

“Robert Gayton”

“David Cohen”

___________________________________

_____________________________________

Robert Gayton

David Cohen

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended March 31,
	2007	2006

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 6)	$ 7,931	$ 21,409

EXPENSES
Foreign exchange losses (gains)	(944)	10
Office and administration	747	656
Professional and consulting	511	506
Property maintenance and exploration	615	43
EARNINGS BEFORE THE FOLLOWING	7,002	20,194

INTEREST AND OTHER INCOME	2,523	1,275

NET EARNINGS FOR THE PERIOD	9,525	21,469

RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	71,075	(15,706)

RETAINED EARNINGS, END OF PERIOD	$ 80,600	$ 5,763

Earnings per share – basic	$ 0.06	$ 0.14

Earnings per share – diluted	$ 0.05	$ 0.12
Weighted average number of shares outstanding – basic	153,206,735	149,376,326
Weighted average number of shares outstanding – diluted	178,214,379	176,535,912

Consolidated Statement of Comprehensive Income

(unaudited)

(Expressed in thousands of United States dollars)

	For the three months ended March 31,
	2007	2006
NET EARNINGS FOR THE PERIOD BEFORE OTHER COMPREHENSIVE INCOME	9,525	21,469
Unrealized gain on available for sale marketable securities	231	--
COMPREHENSIVE INCOME	$ 9,756	$ 21,469

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders’ Equity
(unaudited)

(Expressed in thousands of United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Retained Earnings (Deficit)	Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	112,248,149	$ 191,415	$ 6,043	$ 6,687	$ (59,834)	$ (3,914)	$ 140,397
Warrants exercised	1,812,500	2,125	(162)	--	--	--	1,963
Stock options exercised	165,833	181	--	(128)	--	--	53
Stock-based compensation	--	--	--	1,904	--	--	1,904
Units issued on financing, less share issue costs	34,250,000	89,925	--	--	--	--	89,925
Warrants issued on financing	--	--	6,047	--	--	--	6,047
Net earnings for the year	--	--	--	--	44,128	--	44,128
Balance, December 31, 2005	148,476,482	283,646	11,928	8,463	(15,706)	(3,914)	284,417
Warrants exercised	17,500	31	(3)		--	--	28
Stock options exercised	4,037,104	5,006	--	(3,712)	--	--	1,294
Stock-based compensation	--	--	--	7,683	--	--	7,683
Net earnings for the period	--	--	--	--	86,781	--	86,781
Balance, December 31, 2006	152,531,086	288,683	11,925	12,434	71,075	(3,914)	380,203
Change in accounting policy (Note 2)						695	695
Balance, January 1, 2007 as adjusted	152,531,086	288,683	11,925	12,434	71,075	(3,219)	380,898
Warrants exercised	1,002,061	4,651	(596)		--	--	4,055
Stock options exercised	439,032	744	--	(493)	--	--	251
Net earnings for the period	--	--	--	--	9,525	--	9,525
Unrealized gain on available for sale marketable securities	--	--	--	--	--	231	231
Balance, March 31, 2007	153,972,179	$ 294,078	$ 11,329	$ 11,941	$ 80,600	$ (2,988)	$ 394,960

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Cash Flows
(unaudited)

(Expressed in thousands of United States dollars)

	For the three months ended March 31,
	2007	2006

OPERATING ACTIVITIES
Net earnings for the period	$ 9,525	$ 21,469
Items not involving cash
Cash distribution, net of equity earnings of Minera Alumbrera Ltd.	42,391	6,023
Unrealized foreign exchange gain	(452)	(165)
Changes in non-cash operating working capital
Prepaid expenses and other receivables	(227)	(414)
Accounts payable and accrued liabilities	146	3
	51,383	26,916

INVESTING ACTIVITIES
Restricted cash	110	(1,290)
Temporary investments	--	118
Mineral property costs incurred	(5,540)	(6,318)
Cash distributions from Minera Alumbrera Ltd. representing return of capital	--	7,886
Equipment purchases	2	(2)
	(5,428)	394

FINANCING ACTIVITIES
Common shares issued for cash, net of issue costs	4,306	324
	4,306	324

EFFECT OF EXCHANGE RATE CHANGES ON CASH	788	20

Increase in cash and cash equivalents	51,049	27,654
Cash and cash equivalents, beginning of period	178,956	108,396

Cash and cash equivalents, end of period	$ 230,005	$ 136,050

Cash and cash equivalents is comprised of:
Cash in bank	$ 3,843	$ 2,175
Short-term money market instruments	226,162	133,875
	$ 230,005	$ 136,050

SUPPLEMENTARY CASH FLOW INFORMATION (Note 8)

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina.  The Company holds a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 6) and a 100% interest in the Agua Rica deposit in Argentina (Note 5).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2006, except for recently released accounting standards that the Company adopted effective January 1, 2007 as explained below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management’s judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation.  In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest.  These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company’s estimates of cash flows.  Actual results could differ from those estimates.

Effective January 1, 2007, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants.

(a)

Section 3855 “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost.  Investments available for sale will be recorded at their fair market value at the end of the period with the unrealized gains or losses recorded through comprehensive income.

(b)

Section 1530 “Comprehensive Income” requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.  Section 3251 “Equity” establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES - continued

(c)

 Section 3865 “Hedges” sets out the circumstances under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies, including fair value hedges, cash flow hedges, and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.  The Company currently does not have any hedges and is therefore not impacted by this accounting standard.

(d)

The new section 1506, “Accounting Changes” sets out the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

As a result of adopting these new standards, the Company recorded a non-cash increase of $695 to opening marketable securities as a one time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income.  In addition, cumulative translation adjustment of $(3,914) has been reclassified to opening accumulated other comprehensive income.

3.

RESTRICTED CASH

Restricted cash consists of funds held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering into Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

As at March 31, 2007, the Company had $250 ($360 - December 31, 2006) in restricted cash.

4.

MARKETABLE SECURITIES

	As at March 31, 2007			As at December 31, 2006
	Cost	Unrealized Gains(Losses)	Fair Value	Cost	Transitional Adjustment	Fair Value
Global Copper Corp.	$ 4	$ (37)	$ 143	$ 4	$ 176	$ 180
Western Copper Corp.	3	84	168	3	81	84
Northern Peru Corp.	3	158	575	3	414	417
International Barytex Res.	4	1	24	4	19	23
Newport Exploration Ltd.	40	25	70	40	5	45
	$ 54	$ 231	$ 980	$ 54	$ 695	$ 749

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

5.

MINERAL PROPERTY INTERESTS

	Three months ended March 31, 2007	Year ended December 31, 2006

Agua Rica Project (Argentina)
Balance, beginning of period	$ 110,951	$ 86,823
Incurred during the period:
Administrative	392	2,025
Asset retirement obligation	23	708
Drilling	--	1,001
Engineering studies	1,460	11,696
Environmental and community	590	1,170
Facilities and camp costs	2,523	4,653
Field labour	--	835
Geological	--	1,217
Legal, title and property taxes	575	210
Other site activities	--	613
	5,563	24,128
Mineral property interests, end of period	$ 116,514	$ 110,951

6.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Equity investment in Minera Alumbrera	Cumulative (since acquisition) to March 31, 2007	Three months ended March 31, 2007	Year ended December 31, 2006
Balance, beginning of period	$ 91,514	$ 128,914	$ 97,537
Equity in earnings	191,074	7,931	93,167
Cash distribution received	(196,065)	(50,322)	(61,790)
Balance, end of period	$ 86,523	$ 86,523	$ 128,914

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

7.

SHARE CAPITAL

(a) Warrants

A summary of the changes in warrants is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2005	57,591,415	3,23
Warrants exercised during the year	(17,500)	2.00
Balance, December 31, 2006	57,573,915	3.24
Warrants exercised during the period	(1,002,061)	4.73
Balance, March 31, 2007	56,571,854	3.21

At March 31, 2007, the Company had the following warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,446,854 (1)	2.00	May 29, 2008
17,125,000 (1)	6.00	February 17, 2010
56,571,854

(1)These warrants are traded on the Toronto Stock Exchange.

 (b)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights (“SAR”) providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

The maximum number of shares which may be made subject to option is based on a rolling maximum of 10% of the Company’s issued and outstanding share capital at the time of grant.  Based on the Company’s 153,972,179 issued and outstanding common shares at March 31, 2007, the amended rolling plan maximum is 15,397,218 common shares.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

7.

SHARE CAPITAL (continued)

(b)

Stock options (continued)

A summary of the changes in stock options since December 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2005	11,787,500	2.06
Granted	5,340,000	5,.34
Exercised as SAR into 3,452,104 common shares	(5,165,000)	1.69
Exercised	(585,000)	2.49
Expired	(5,000)	1.50
Balance, December 31, 2006	11,372,500	3.75
Exercised as SAR into 339,032 common shares	(600,000)	1.92
Exercised	(100,000)	2.99
Expired	(5,000)	5.34
Fully vested and available for exercise, March 31, 2007	10,667,500	3.86

The following table summarizes information about stock options outstanding at March 31, 2007:

Exercise Price Cdn$	Outstanding and exercisable at March 31, 2007	Remaining Contractual Life
1.70	50,000	1.07 years
1.35	2,150,000	3.21 years
1.35	22,500	3.23 years
3.15	300,000	1.95 years
3.15	1,185,000	4.18 years
3.17	25,000	4.56 years
2.99	1,200,000	5.12 years
3.25	300,000	5.50 years
3.02	100,000	5.63 years
5.34	5,335,000	6.14 years
	10,667,500

8.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2007	2006
Non-cash transactions:
Unrealized holding gain in available for sale marketable securities	$ 231	$ --
Accretion expense capitalized to mineral property interests	23	--
Transfer of contributed surplus on exercise of stock options	493	1,512

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007 and 2006

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

9.

CONTINGENCIES

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177,720 for alleged breaches of agreements entered into by the Claimant, the Company’s former parent and the Company.  The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit.  A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing.  Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote.  Even if successful, the amount of damages is not expected to exceed $17,530, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

The Company was named as a third party in a proceeding between Minerales Patagónicos S.A. (“MP”) vs. Grupo Minero Aconcagua S.A. filed on December 19, 2003.  MP claimed the restitution of certain mining properties or the payment of damages if restitution is not feasible.  The suit was settled in April 2007 and the Company has been released from any claim arising from the settlement agreement.

10.

COMMITMENTS

At March 31, 2007, the Company’s aggregate commitments for its leased premises totalled $603.

In January 2005, the Company entered into a financial advisory services agreement with Endeavour Financial International Corporation (“Endeavour”) pursuant to which Endeavour will act as the Company’s financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company’s Agua Rica Project.  Endeavour will be paid a monthly retainer of $15, as well as fees based on certain milestones and a success fee based on transaction value.

11.

SUBSEQUENT EVENT

Subsequent to March 31, 2007, the Company granted 2,125,000 stock options with an exercise price of Cdn.$5.18 per share expiring on April 12, 2014.